J. Wood Capital Advisors LLC

Statement of Financial Condition
December 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69348

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J. Wood Capital Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 Calistoga Road
(No. and Street)

Santa Rosa	CA	95404
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm — (212) 897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SD Mayer & Associates, LLP
(Name - if individual, state last, first, middle name)

235 Montgomery Street, 30th Floor	San Francisco	CA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

J. Wood Capital Advisors LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Earnings.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Member's Equity.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   Independent Auditors' Report Regarding Rule 15c3-3 Exemption.

[ ]   Rule 15c3-3 Exemption Report.

** ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Jason M. Wood, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to J. Wood Capital Advisors LLC for the year ended December 31, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature



_____
Title

_____
Notary Public



SD Mayer & Associates LLP
235 Montgomery Street, 30th Floor
San Francisco, CA 94104

415 691 4040 main

sdmayer.com

SD MAYER
accounting +advisory for life

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
J. Wood Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of J. Wood Capital Advisors, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of J. Wood Capital Advisors, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of J. Wood Capital Advisors, LLC's management. Our responsibility is to express an opinion on J. Wood Capital Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J. Wood Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SD Mayer & Associates, LLP

We have served as J. Wood Capital Advisors, LLC's auditor since 2015.

San Francisco, California
February 28, 2020

J. Wood Capital Advisors LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$ 26,366,958
Securities held at fair value	3,575,000
Fees receivable	217,276
Fixed assets (net of accumulated depreciation of $137,738)	55,470
Accrued interest receivable	54,252
Other assets	69,288
Total assets	$ 30,338,244

Liabilities and Member's Equity

Profit sharing payable	$ 923,260
Accrued expenses	73,988
Total liabilities	997,248
Member's equity	29,340,996
Total liabilities and member's equity	$ 30,338,244

The accompanying notes are an integral part of this financial statement.

J. Wood Capital Advisors LLC
Notes to Financial Statement
December 31, 2019

1.   **Organization and Business**

J. Wood Capital Advisors LLC (the "Company") is a limited liability company formed under the laws of the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company renders corporate financial advisory services to selected clients. Such advisory services involve mergers and acquisitions, debt and equity financing, derivative strategies and leveraged buyouts. The Company also serves as an underwriter of securities or selling group participant and engages in private placements of securities.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition
The revenue recognition guidance under ASC Topic 606, *Revenue from Contracts with Customers*, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Advisory fees are recognized based on the terms of the contracts with customers and are recorded when financial advisory services are rendered. Private placements, mergers and acquisitions and financial restructuring fees are recognized at the closing of the respective transactions. Unrealized appreciation or realized gains on securities are included in the statement of operations.

The ending balance in fees receivable was $217,276 at December 31, 2019.

2.   **Summary of Significant Accounting Policies (continued)**

   Revenue Recognition (continued)

   The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

   Cash and Cash Equivalents

   Cash and cash equivalents include investments in money market funds with a maturity date of three months or less.

   Fixed Assets

   Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over an estimated useful life of three to five years.

   Income Taxes

   The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member. Accordingly, the Company has not provided for federal and state income taxes.

   At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3.   **Employee Benefit Plan**

   The Company participates in a 401(k) plan and a cash balance plan covering its employees. The Company elected to make contributions of approximately $365,000 to the 401(k) plan and $549,000 to the cash balance plan for the year ended December 31, 2019.

4.   **Investments**

   During 2019, the Company had investments in convertible notes.

   Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

4. Investments (continued)

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted debt or equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2019:

Securities held at fair value:	Level I Quoted prices in active markets for identical assets	Level II Significant other observable inputs	Level III Unobservable inputs	Balance as of 12/31/19
Fixed income securities	$ -	$ 3,575,000	$ -	$ 3,575,000
	$ -	$ 3,575,000	$ -	$ 3,575,000

J. Wood Capital Advisors LLC
Notes to Financial Statement
December 31, 2019

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of approximately $24,900,000 which exceeded the required net capital by approximately $24,800,000.

The Company does not handle cash or securities on behalf of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

6. Fixed Assets

Fixed assets consist of the following at December 31, 2019:

Furniture and equipment	$	40,418
Automobiles		152,790
Less: accumulated depreciation		(137,738)
Total	$	55,470

7. Commitments

The Company leases office space from the Managing Member of the Company. This yearly lease provides for monthly payments of $2,000 and expires on February 1, 2020. The Company has renewed its lease for one year with the same terms.

Rent expense paid to the Managing Member of the Company was $24,000 for 2019.

The Company has a second lease for office space and parking for some of its support staff. This is a one-year lease with monthly payments of $1,400 and expires on January 31, 2020.

8. Concentrations

The Company's cash and cash equivalents are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company does not consider itself to be at risk with respect to its cash balances.

Approximately 98% of fees receivable are from one customer.

9. **New Accounting Pronouncements**

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to GAAP an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods therein. Management is currently evaluating the effect of adopting the new standard and expects that the impact to the Company's financial statements will be minimal.